UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]NNUAL AUDITED REPORT
FORM X-17A-5
PART III

09057277

SEC FILE NUMBER
8-23669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ______01/01/08____ AND ENDING ____12/31/08________
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Instinet, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square
(No. and Street)

New York,	**New York**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathalie Cahlik-Leroy 212-310-4122
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	**New York**	**New York**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond SEC 1410 (06-02) unless the form displays a currently valid OMB control number.

AB
3/19

OATH OR AFFIRMATION

I, ____ Nathalie Cahlik-Leroy ____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Instinet, LLC____, as of __December 31__________________, 2008______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Notary Public

Stuart H. Simon
Notary Public, State of New York
#02SI6067569
Qualified in Rockland County
Commission Expires December 10 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) An Oath or Affirmation.
- ☒ (c) Statement of Financial Condition.
- ☐ (d) Statement of Income (Loss).
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Cash Flows.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Computation of Determination of Proprietary Accounts of Introducing Brokers Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (k) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (l) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (m) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (p) Computation of CFTC Minimum Net Capital Requirement.
- ☐ (q) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (r) Schedule of Segregation Requirements and Funds in Segregation for Customers'Dealer Options Accounts.
- ☐ (s) Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Option Customers Pursuant to Commission Regulation 30.7.
- ☐ (t) Independent auditor's report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Instinet, LLC

(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Consolidated Statement of Financial Condition

December 31, 2008

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
Instinet, LLC

We have audited the accompanying consolidated statement of financial condition of Instinet, LLC (the "Company") as of December 31, 2008. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Instinet, LLC at December 31, 2008 in conformity with U.S. generally accepted accounting principles.

February 25, 2009

Ernst + Young LLP

Instinet, LLC

(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Consolidated Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 204,828,129
Securities segregated in compliance with federal regulations	13,300,000
Securities borrowed	17,430,103
Receivable from broker-dealers and clearing organizations	68,710,715
Receivable from customers	36,350,351
Transaction fees and other receivables, net	19,149,116
Redemption receivable, net	10,398,518
Deferred tax asset, net	6,809,737
Receivable from affiliates	1,135,165
Other assets	4,082,842
Total assets	$ 382,194,676
Liabilities and Member's Equity	
Securities loaned	$ 14,882,000
Accounts payable	66,018,217
Payable to broker-dealers and clearing organizations	46,981,197
Payable to affiliates	40,781,911
Payable to customers	27,563,589
Accrued compensation	16,910,931
Accrued expenses and other liabilities	20,736,327
Total liabilities	233,874,172
Commitments and contingent liabilities	
Total Member's equity	148,320,504
Total liabilities and Member's equity	$ 382,194,676

See accompanying notes.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Notes to the Consolidated Statement of Financial Condition

December 31, 2008

1. Nature of Business

Instinet, LLC (the "Company" or "Instinet") is a wholly-owned subsidiary of Instinet Holdings Incorporated ("IHI" or "Member"), which is ultimately owned by Nomura Holdings, Inc. ("NHI").

The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiary, Harborview, LLC ("Harborview"). All material intercompany balances have been eliminated in consolidation. The Company and Harborview are registered broker-dealers with the Securities and Exchange Commission ("SEC") and members of the Financial Industry Regulatory Authority ("FINRA"). Instinet is also a member of the NYSE Alternext, Boston, Chicago, International Securities, NYSE Arca, National, NASDAQ Stock Market, BATS and Philadelphia Stock Exchanges. Additionally, Instinet is a futures commission merchant registered as a member of the Commodity Futures Trading Commission ("CFTC"), and is a member of the Chicago Board Options Exchange. Harborview is licensed to transact business on the New York Stock Exchange, Inc.

Instinet is a global electronic agency securities broker which offers sales trading support, sophisticated trading tools and advanced technology to institutional customers in order to execute their equity securities orders with other institutional customers or to access other U.S. trading venues. The Company's customers can also trade outside traditional market hours and obtain select proprietary and third-party research. Instinet acts as a clearing broker for its customers, carries customer accounts, and provides securities clearance, customer financing and securities lending services. In addition, the Company provides services as a clearing broker to certain affiliates.

2. Significant Accounting Policies

Accounting Estimates

The preparation of the Company's consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates used in the preparation of the consolidated statement of financial condition are prudent and reasonable. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2008, cash and cash equivalents included $203,216,708 invested in money market mutual funds defined under Rule 2a-7 of the Investment Company Act of 1940 and money market deposits held at two major U.S. financial institutions. The carrying value of these instruments at December 31, 2008 approximated fair value.

Securities Segregated in Compliance with Federal Regulations

U.S. Treasury bonds with a market value of $13,232,218 have been segregated in a special reserve bank account for the benefit of customers and introducing brokers under Rule 15c3-3 of the Securities and Exchange Commission. These securities have been purchased under agreements to resell and the transaction has been recorded on the consolidated statement of financial condition at the amount of cash collateral advanced of $13,300,000.

Securities Borrowed and Loaned

Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions are used by the Company to facilitate the settlement process and require the Company to deposit cash, letters of credit or other collateral with the lender. The amount of collateral required to be deposited for securities borrowed is an amount generally in excess of market value of the securities borrowed. For securities loaned, the Company receives collateral in the form of cash that typically exceeds the market value of securities loaned.

The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained, or refunded, when deemed appropriate.

2. Significant Accounting Policies (continued)

Securities Borrowed and Loaned (continued)

The Company also has a securities borrowing and lending matched book business, in which it borrows securities from one party and lends them to another party. When the Company borrows securities, it provides cash to the lenders as collateral. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") and sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale amounts plus accrued interest. In order to collateralize reverse repurchase agreements, it is the Company's policy to take possession of securities with a market value typically in excess of the principal amount loaned plus the accrued interest thereon. Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral, or to retrieve excess collateral from counterparties, when deemed appropriate.

Collateralized Financing Agreements

In the normal course of business, the Company obtains securities borrowed on terms that permit it to repledge or resell the securities to others. At December 31, 2008, the Company obtained securities with a fair value of approximately $30,254,128 on such terms, of which approximately $28,547,968 have been either repledged or otherwise transferred to others in connection with the Company's financing activities or to meet customers' needs.

2. Significant Accounting Policies (continued)

Receivable from and Payable to Customers

Amounts receivable from and payable to customers represents contractual amounts from cash securities transactions and are reported on a settlement date basis. Securities owned by customers, other than those fully paid for, are held as collateral for receivables. Such collateral is not reflected on the consolidated statement of financial condition.

Redemption Receivable, Net

Redemption receivable represents the residual receivable as of December 31, 2008 from a money market fund which is currently in liquidation. The residual amount receivable from the redeemed money market fund is accounted for at its original par value, net of an allowance of $1,716,376. The allowance is based upon the net asset value as of the time of redemption and represents management's estimate of the asset's fair value.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and are included in other assets on the consolidated statement of financial condition. Depreciation is computed using the straight-line method over the estimated useful lives of five years for property and three years for equipment.

Transaction Fees and Other Receivables, Net

Transaction fees and other receivables are reported net of an allowance for doubtful accounts of $981,517. The allowance for doubtful accounts is based on the Company's assessment of the collectibility of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay.

Transaction Fees, Net

Transaction fees are generated by customers trading securities and are charged on a per share basis. Transaction fees are recorded on a trade-date basis.

2. Significant Accounting Policies (continued)

Soft Dollar Arrangements

A significant portion of the Company's transaction fee revenue is the result of trading activity executed under soft dollar arrangements with its customers. The Company's customers are under no obligation to place any minimum volume of trades with the Company, nor is the Company obligated to provide any services or benefits to customers under these arrangements before payment is received.

Soft dollar expense primarily relates to the purchase of third-party research products and is recorded on a trade date basis. The Company reports its transaction fee revenue from soft dollar customers gross of its soft dollar expense, as it is the primary obligor under such arrangements.

Instinet recorded $3,665,892 of prepaid expenses, net of an allowance for doubtful accounts of $898,401 in transaction fees and other receivables, net on the consolidated statement of financial condition. The Company also recorded $65,740,007 of accumulated credits in accounts payable on the consolidated statement of financial condition.

Under its T-Share program, the Company makes it possible for customers to trade with multiple brokers while centralizing the payment of soft dollar expenses. Participating brokers reach an agreement with Instinet to transfer trading and commission data, as needed. The Company records a receivable from the executing brokers against a payable on the consolidated statement of financial condition.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates while income and expenses are translated at the average exchange rates during the year.

2. Significant Accounting Policies (continued)

Derivatives (continued)

the period in which they are incurred. For the year ended December 31, 2008, these activities did not result in a material impact to the Company's consolidated statement of financial condition.

3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations as of December 31, 2008, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 37,280,993	$ 44,777,020
Receivable/payable from/to clearing organizations	20,577,574	–
Trade date receivable, net	8,775,578	–
Fees, commissions and other receivable/payable	2,076,570	2,204,177
	$ 68,710,715	$ 46,981,197

Fails to deliver balances arise when the Company does not deliver securities on settlement date. The Company records the selling price of the security as a receivable due from the purchasing broker-dealer. The receivable is collected upon delivery of the securities. Fails to receive balances arise when the Company does not receive securities on settlement date. The Company records the amount of the purchase price of the security as a payable due to the selling broker. The liability is paid upon receipt of the securities.

Receivables from clearing organizations relate to clearing deposits required by clearing organizations. The Company records these as requested by clearing organizations.

Trade date receivable, net relates to trades done by certain clients that settle their trades with Instinet prior to the regular-way settlement date. Instinet records the net of all such transactions with clearing organizations as a receivable or a payable.

4. Related Party Transactions

Instinet Group, LLC ("IGLLC"), is a wholly owned subsidiary of IHI that provides various services to the Company. Pursuant to an operating agreement, IGLLC and IHI provide the Company with operational, management and administrative personnel, facilities and other services necessary to conduct its securities processing business in exchange for a fee. The service fee is equal to IGLLC's and IHI's eligible expenses, net of income, plus 5%.

The Company maintains and staffs a sales and trading support desk for the benefit of IHI's international subsidiaries. The Company provides securities clearing and settlement services to IHI's international subsidiaries for their clients' trading in U.S. securities. The Company also provides floor brokerage services to IHI's international subsidiaries for their clients' trading in U.S. Securities. The Company provides various operational, management and administrative personnel services to Chi-X Canada ATS Limited, a subsidiary of IHI.

The Company provides certain execution services to Nomura Securities International, Inc. ("NSI") for trading in U.S. Securities. The Company uses NSI as one of its securities lending counterparties and recorded $862,900 as securities borrowed from NSI on the consolidated statement of financial condition.

Substantially all employees of the Company participate in a defined contribution pension plan sponsored by IHI. The IHI Retirement Plan ("401(k) Plan") was established under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 50% of their annual base salary to the 401(k) Plan. IHI matches a discretionary amount of the employees' pre-tax contributions. To be eligible for the contribution, employees need to be an active employee as of December 31, 2008 with at least three months of service.

Certain of the Company's employees participate in NHI's stock acquisition rights ("B-Plan") of common stock. These stock units vest and become exercisable two years after the grant date, and expire approximately seven years after the grant date.

As part of the NHI acquisition of Instinet Incorporated ("II") in 2007, participants in II's stock option plan received cash in exchange for shares underlying their unexercised options, and the II stock option plan was terminated in 2007. The terms of the agreement called for funds to be held in escrow in the event of third party claims and for the shareholders to receive additional proceeds in the event that certain defined tax attributes could be utilized. Following the release of deal proceeds held in escrow, along with the realization of the tax waterfall benefit, a supplemental distribution occurred in 2008.

5. Commitments, Contingencies and Guarantees

From time to time, the Company may be involved in various legal and regulatory proceedings arising in the ordinary course of business. The Company is also subject to periodic regulatory audits, inspections and investigations. While any litigation contains an element of uncertainty, management believes, after consultation with counsel, that the outcomes of such proceedings or claims are unlikely to have a material adverse effect on the Company's consolidated statement of financial condition.

FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others*, requires the disclosure of representations and warranties into which the Company enters that may provide general indemnification to others. In the normal course of business the Company may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be asserted against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect that any such indemnifications will have a material adverse effect on the Company's consolidated statement of financial condition.

The Company is committed under contracts with certain key employees to pay guaranteed bonuses of approximately $1,140,000 for the fiscal year ended December 31, 2009 and approximately $56,250 thereafter.

The Company is committed under a letter of credit in the amount of $500,000 that expires in June 2009.

6. Credit, Market and Other Risks

The Company is exposed to substantial market risk from its customers' securities transactions during the period between the transaction date and the settlement date. The settlement cycle is generally three business days in the U.S. equities markets and can be as much as five days in some international markets. In addition, the Company may have exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. The Company holds the securities that are the subject of the transaction as collateral for its customer receivables. Adverse movements in the prices of these securities can increase the Company's market risk.

6. Credit, Market and Other Risks (continued)

The majority of the Company's transactions and, consequently, the concentration of its credit exposure are with broker-dealers and other financial institutions, primarily located in the United States.

In September 2008, a large investment bank filed a petition with the United States Bankruptcy Court seeking relief under Chapter 11 of the Bankruptcy Code. The Company remains an unsecured general creditor in the bankruptcy proceedings.

The Company seeks to manage its risks through a variety of reporting and control procedures, including establishing credit limits and enforcing credit standards based upon a review of the counterparty's financial condition and credit ratings. The Company monitors trading activity and collateral levels on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

The Company uses securities borrowed and loaned transactions to facilitate the settlement process to meet its customer's needs and to enter into match book transactions. Under these transactions, the Company either receives or provides collateral, generally cash or securities. In the event the counterparty is unable to meet its contractual obligations to return the pledged collateral, the Company may be exposed to the market risk of acquiring the collateral at prevailing market prices.

The Company is subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions.

The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

7. Income Taxes

For tax purposes, the Company is disregarded as an entity separate from its single member, IHI, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As a single-member limited liability company ("LLC"), the Company records taxes on a separate company basis as if it were a division of IHI. The Company, together with IHI and certain other subsidiaries in the United States, is included in a consolidated Federal income tax return, which is based on fiscal year-end March 31 and consolidated or combined state and local income tax returns.

7. Income Taxes (continued)

The Company pays to, or recovers from, IHI the taxes it has recorded, which are calculated on a separate company basis under a tax sharing agreement with IHI. The current tax provision of $46,137,672, net of payments made to its Member, is included in payable to affiliates on the consolidated statement of financial condition at December 31, 2008.

The Company records deferred tax assets and liabilities for the difference between the tax bases of assets and liabilities and the amounts recorded for financial reporting purposes, using current tax rates. Changes in deferred tax assets are recognized on the consolidated statement of financial condition.

The deferred tax asset, net relates to temporary differences at December 31, 2008 and consists of the following:

Accruals and allowances	$ 6,809,737
Capital loss carryforward	3,453,127
Total deferred tax assets	10,262,864
Less Valuation allowance	(3,453,127)
Deferred tax assets, net	$ 6,809,737

Management believes that it is more likely than not that the deferred tax asset, net of the valuation allowance, will be realized. The valuation allowance relates to a capital loss carryforward, which may not be realized in the future. The capital loss may be carried back for a maximum of three years or forward for a maximum of five years, and will expire in 2010.

8. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 157 ("SFAS 157"), *Fair Value Measurements*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the consolidated statement of financial condition.

Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. SFAS 157 establishes the following three hierarchies for fair value:

8. Fair Value of Financial Instruments (continued)

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level III – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Assumptions include those of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

As of December 31, 2008, financial instruments owned or held by the Company primarily consist of cash and cash equivalents and are classified as Level I. No Level III assets were owned by the Company at the time of adopting SFAS 157 or at December 31, 2008.

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the consolidated statement of financial condition.

Management estimates that the aggregate fair value of all financial instruments recognized on the consolidated statement of financial condition approximates their carrying value. As such, financial instruments have been adjusted to reflect their estimated fair value or are short term in nature and bear interest at current market rates and, accordingly are carried at amounts approximating fair value.

9. Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative net capital method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $1,500,000 or 2% of aggregate debit items arising from customer transactions.

9. Regulatory Requirements (continued)

At December 31, 2008, the Company had regulatory net capital of $99,751,984 which was $98,179,451 in excess of its required net capital of $1,572,533. The Company ratio of net capital to aggregate debit items was 126.9%.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2008, the Company calculated that no amount was required to be segregated in the special reserve bank account for the exclusive benefit of its introducing broker-dealers. At December 31, 2008, the Company had securities on deposit of $500,000 in this account.

Harborview's statement of financial condition included the following:

Assets	
Cash and cash equivalents	$ 3,482,625
Receivable from affiliates	311,961
Transaction fees and other receivables	51,649
Deferred tax asset	48,017
Other assets	151,225
Total assets	$ 4,045,477
Liabilities and Member's equity	
Payable to broker-dealers and clearing organizations	$ 254,581
Accrued compensation	33,779
Payable to affiliates	32,054
Accrued expenses and other liabilities	116,003
Total liabilities	436,417
Total Member's equity	3,609,060
Total liabilities and Member's equity	$ 4,045,477

9. Regulatory Requirements (continued)

The above statement of financial condition has been consolidated in the Company's consolidated statement of financial condition, less eliminations for intercompany amounts, but has not been consolidated in the Company's Computation of Net Capital, as permitted under the SEC rules.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

The Company has not yet commenced commodity trading. Upon commencement, it will be subject to regulations of the Commodity Exchange Act.

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Consolidated Statement of Financial Condition

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)
December 31, 2008
With Report of Independent Registered Public Accounting Firm